UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number 001-41188

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ADS-TEC ENERGY PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

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10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
Telephone: +353 1 920 1000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Explanatory Note

Attached hereto are the notice and proxy materials related to the Annual General Meeting of Shareholders of ads-tec Energy PLC to be held on September 26, 2025.

Exhibit List

Exhibit No.	Description
99.1	Notice and Proxy Materials for the 2025 Annual General Meeting of ads-tec Energy PLC
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 9, 2025	ads-tec Energy PLC
	By:	/s/ Stefan Berndt-von Bülow
	Name:	Stefan Berndt-von Bülow
	Title:	Chief Financial Officer